INVESTOR RIGHTS AND GOVERNANCE AGREEMENT

BETWEEN

GLENCORE AG

AND

POLYMET MINING CORP.

DATED AS OF FEBRUARY 14, 2023

TABLE OF CONTENTS

INVESTOR RIGHTS AND GOVERNANCE AGREEMENT

- ii -

INVESTOR RIGHTS AND GOVERNANCE AGREEMENT

THIS INVESTOR RIGHTS AND GOVERNANCE AGREEMENT is entered into as of February 14, 2023 between:

(i) GLENCORE AG, a company existing under the laws of the Switzerland ("Glencore"); and

(ii) POLYMET MINING CORP., a company existing under the laws of the Province of British Columbia (the "Company").

WHEREAS Glencore has been a significant Shareholder of the Company since November 17, 2009. Glencore has been the primary source of financing for the Company since October 31, 2008;

WHEREAS the Parties have limited formal arrangements in place to reflect the Parties pre-existing relationship;

WHEREAS Teck and the Company entered into a Combination Agreement dated as of July 19, 2022 (the "Combination Agreement"), pursuant to which, among other things, the NorthMet Project held by PolyMet and the Mesaba Project held by Teck were combined (the "Joint Venture") upon and subject to the terms and conditions set forth in the LLC Agreement (the "Joint Venture Agreement") dated February 14, 2023 (the "Combination");

WHEREAS the Combination will require the Company to undertake significant financing activities, which will in turn require additional Glencore financial support;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by all Parties, the Parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01 Definitions

(1) In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

"Adjusted Term SOFR" means, with respect to any tenor: the per annum rate equal to the sum of: (i) Term SOFR; plus (ii) (x) 0.11448% (11.448 basis points) for one-month; (y) 0.26161% (26.161 basis points) for three-month; and (z) 0.42826% (42.826 basis points) for six-months.

"Affiliate" of any person means any other person, directly or indirectly, Controlling or Controlled by or under direct or indirect common Control with such person.

"Agreement" means this Investor Rights and Governance Agreement.

"Amended and Restated Corporate Governance Agreement" means the amended and restated corporate governance agreement between the Company and Glencore dated June 28, 2019.

"Anti-Corruption Laws" means:

(1) the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA");

(2) the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions 1997 (the "OECD Convention");

(3) the United Nations Convention against Corruption 2003;

(4) the Foreign Corrupt Practices Act of 1977 of the United States of America (the "FCPA");

(5) the Bribery Act 2010 of the United Kingdom (the "UK Bribery Act");

(6) laws pertaining to the disclosure of payments to governments, including but not limited to the Extractive Sector Transparency Measures Act (Canada);

(7) the Swiss Criminal Code;

(8) any regulations under any of the above; and

(9) any other Applicable Law which:

(a) prohibits the offering of any gift, payment or other benefit to any person or any officer, employee, agent or adviser of such person; or

(b) is broadly equivalent to the CFPOA, the FCPA, or the UK Bribery Act, is intended to enact the provisions of the OECD Convention, or has as its objective the prevention of corruption; and

(c) is applicable in the jurisdictions in which any Party is registered or conducts business or in which their operations are to be conducted.

"Anti-Dilution Top-Up Shares" has the meaning assigned thereto in Section 6.04(1).

"Applicable Accounting Standards" has the meaning assigned thereto in the Combination Agreement.

"Applicable Law" means, with respect to any person: (i) any domestic, foreign, federal, provincial, state or local law, rule or regulation, including any statute, subordinate legislation, treaty or common law; and (ii) any rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority, in each case, that is binding upon or applicable to such person.

"Board" means the board of directors of the Company.

"Board of Managers" has the meaning assigned thereto in the Joint Venture Agreement.

"Bought Deal" means a fully underwritten offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of the Company pursuant to a "bought deal" letter prior to the filing of a prospectus or prospectus supplement or a distribution pursuant to an overnight marketed offering.

"Business" means the business and operations of the Company (including for the avoidance of doubt, the PolyMet Material Subsidiary) as currently conducted.

"Business Day" means any day other than a Saturday, Sunday or a day that is a statutory holiday in the Province of British Columbia.

"Canadian Securities Laws" means all applicable securities laws in each of the provinces and territories of Canada and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, rules, multilateral or national instruments, orders, rulings and other regulatory instruments issued or adopted by the Securities Commissions.

"Change of Control Transaction" means any transaction, or series of related transactions, including by way of take-over bid, acquisition, merger, amalgamation, arrangement, business combination or similar transaction, in which any person, or group of persons acting jointly or in concert, acquires, directly or indirectly, Control of the Company.

"Claim" means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding.

"Closing Date" has the meaning assigned thereto in the Combination Agreement.

"Combination" has the meaning assigned thereto in the recitals to this Agreement.

"Combination Agreement" has the meaning assigned thereto in the recitals to this Agreement.

"Company" has the meaning assigned thereto in the recitals to this Agreement.

"Company Shares" means the common shares, without par value, in the capital of the Company.

"Company's Available Funds" has the meaning assigned thereto in Section 5.02(1)(c).

"Company's Funding Requirements" has the meaning assigned thereto in Section 5.02(1)(c).

"Compounding Date" has the meaning assigned thereto in Section 5.03(2)(a)(ii)(B).

"Control" has the meaning assigned thereto in Section 1.05.

"Defence Notice" has the meaning assigned thereto in Section 9.03.

"Departing Glencore Board of Managers Candidate" has the meaning assigned thereto in Section 3.01(2).

"Departing Glencore Other Committee Candidate" has the meaning assigned thereto in Section 3.02(4).

"Departing Independent Board of Managers Candidate" has the meaning assigned thereto in Section 3.01(4).

"Departing Independent Other Committee Candidate" has the meaning assigned thereto in Section 3.02(6).

"Direct Claim" has the meaning assigned thereto in Section 9.04.

"Equity Financing" means the issuance and sale of Equity Securities, directly or indirectly, for cash or cash equivalents other than: (i) the issuance of Equity Securities upon the exercise of any equity awards (including, for greater certainty, stock options) granted in accordance with the terms of the governing omnibus share compensation plan of the Company; or (ii) the issuance of Equity Securities pursuant to any of the Company's security based compensation arrangements, provided that the grant of any such right to acquire Equity Securities was made in the ordinary course of business and consistent with past practice.

"Equity Financing Notice" has the meaning assigned thereto in Section 6.02(1).

"Equity Securities" means the Company Shares or securities convertible into or exercisable or exchangeable for the Company Shares including convertible debt securities and rights to purchase equity securities.

"Erie Plant" means the owned taconite concentrator and pellet plant and supporting infrastructure and surrounding lands located approximately six miles west of the NorthMet Deposit, together with all related property and assets.

"Event of Default" has the meaning assigned thereto in the Joint Venture Agreement.

"Exchange" means the Toronto Stock Exchange, the NYSE American and/or any other stock exchange on which the Company Shares are then listed.

"Floor" means a rate of interest equal to 2.5% per annum.

"Fundamental Company Representations" means the representations and warranties of the Company set forth in Section (1), Section (2), Section (3), Section (4), Section (5) and Section (9) of Schedule B.

"Funding Shortfall" has the meaning assigned thereto in Section 5.02(1)(e).

"Funding Shortfall Consultation Notice" has the meaning assigned thereto in Section 5.03(1).

"Funding Shortfall Determination Date" has the meaning assigned thereto in Section 5.02(2).

"Funding Shortfall Notice" has the meaning assigned thereto in Section 5.02(2).

"Glencore" has the meaning assigned thereto in the recitals to this Agreement.

"Glencore Board of Managers Candidate" has the meaning assigned thereto in Section 3.01(1).

"Glencore Board of Managers Candidate Departure" has the meaning assigned thereto in Section 3.01(2)(b).

"Glencore Board of Managers Candidate List" has the meaning assigned thereto in Section 3.01(3).

"Glencore Equity Right" has the meaning assigned thereto in Section 5.01.

"Glencore Indemnitees" has the meaning assigned thereto in Section 9.01.

"Glencore Nominee" has the meaning assigned thereto in Section 2.01.

"Glencore Nominee Indemnitees" has the meaning assigned thereto in Section 7.03.

"Glencore Other Committee Candidate" has the meaning assigned thereto in Section 3.02(1).

"Glencore Other Committee Candidate Departure" has the meaning assigned thereto in Section 3.02(4)(b).

"Glencore Other Committee Candidate List" has the meaning assigned thereto in Section 3.02(5).

"Glencore Percentage" means the percentage of the issued and outstanding Company Shares owned beneficially by Glencore and its Affiliates, collectively, calculated in accordance with Section 1.04.

"Governmental Authority" means any domestic, foreign, federal, provincial, state or local legislative, executive, judicial, regulatory, arbitral or administrative body having or purporting to have jurisdiction in the relevant circumstances, including any department, commission, board, agency, bureau, subdivision or instrumentality thereof.

"Indemnified Liabilities" has the meaning assigned thereto in Section 7.03.

"Independent Board of Managers Candidate" has the meaning assigned thereto in Section 3.01(1).

"Independent Board of Managers Candidate Departure" has the meaning assigned thereto in Section 3.01(4)(b).

"Independent Director" means a director of the Company who is an "independent director" for the purposes of National Instrument 52-110 - Audit Committees.

"Independent Other Committee Candidate" has the meaning assigned thereto in Section 3.02(1).

"Independent Other Committee Candidate Departure" has the meaning assigned thereto in Section 3.02(6)(b).

"Interest" means any direct or indirect beneficial or legal ownership interest, including any participating interest, carried interest, royalty interest or voting interest.

"Joint Venture" has the meaning assigned thereto in the recitals to this Agreement.

"Joint Venture Agreement" has the meaning assigned thereto in the recitals to this Agreement.

"Knowledge of the Company" or "Company's Knowledge" or any similar term or expression means the actual knowledge of Jonathan Cherry (President and Chief Executive Officer) or Patrick Keenan (Executive Vice President and Chief Financial Officer), after having made reasonable inquiry if such person reasonably determines that such inquiry is necessary.

"Losses" means all damages, fines, penalties, losses, liabilities (whether accrued, actual, contingent, latent or otherwise), costs, fees, expenses (including reasonable fees and expenses of counsel) and also means diminution of value of the Company Shares held by Glencore and its Affiliates.

"Material Adverse Effect" means any event, occurrence or condition (or series of related events, occurrences or conditions) which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on or results in a material adverse change in any of the following: (i) the condition (financial or otherwise), business, assets or results of operations of the Company and its Material Entities, taken as a whole; (ii) the ability of the Company to perform any of its obligations under the terms of this Agreement; or (iii) the validity or enforceability of any of this Agreement or the rights and remedies of Glencore under the terms of this Agreement, provided, however, any event, occurrence or condition, directly or indirectly, arising out of or attributable to any actions taken by the Company, or failures to take any action by the Company, to which actions (or failure to take action) Glencore has provided its express written consent prior to such action being taken or such action failed to be taken shall not constitute a Material Adverse Effect.

"Material Commitment" means the entry into or the amendment of any contract or legally binding commitment or series of related contracts or commitments (whether at one time or over a period of time) under which the Company is required to or otherwise may incur expenditures of more than $[Redacted - Commercially sensitive information] over the term of the contract(s) or commitment(s).

"Material Compliance Breach" has the meaning assigned thereto in the Joint Venture Agreement.

"Material Entities" means, collectively, the Material Subsidiaries and NewRange Copper Nickel LLC (for the avoidance of doubt, regardless whether or not NewRange Copper Nickel LLC is a Material Subsidiary).

"Material Entity Board" means the board of directors or similar governing body of any Material Entity (including for the avoidance of doubt NewRange Copper Nickel LLC) vested with any decision-making or plenary authority with respect to the business, affairs, operations, financial condition or other similar matters of a Material Entity or a Material Property.

"Material Properties" means the material properties and assets of the Company, including the assets that make up the Combined Project.

"Material Subsidiaries" means, any Subsidiary of the Company which is the holder of a Material Property.

"Material Transaction" means: (i) any Change of Control Transaction; (ii) any direct or indirect sale of assets (or any lease, long-term supply arrangement, licence, or other arrangement having the same economic effect as a sale) of the Company or any of its Material Entities representing 25% or more of the consolidated assets or revenues of the Company; (iii) any direct or indirect sale, issuance or acquisition of shares or other equity interests (or securities convertible or exchangeable into or exercisable for such shares or interests) in the Company or any of its Material Entities representing 20% or more of the issued and outstanding equity or voting interests of the Company or such Material Entity or rights or interests therein or thereto; (iv) any similar transaction or series of transactions involving the Company or any of its Material Entity, directly or indirectly; and (v) any other transaction or series of transactions which, pursuant to Securities Laws or the applicable rules and policies of the Exchange, requires approval by the Shareholders.

"Mesaba Project" has the meaning assigned thereto in the Combination Agreement.

"Monthly Report" has the meaning assigned thereto in Section 5.02.

"Non-Cash Consideration Value" means, in the case of a Non-Cash Transaction under which the Company issues Equity Securities for non-cash consideration, the fair market value of the non-cash consideration received by the Company as determined in good faith by the Board or, in cases where the Board cannot make such a determination within five Business Days of the completion of such Non-Cash Transaction and Glencore so requests at any time thereafter, the fair market value of such non-cash consideration determined by an independent "big four" accounting firm mutually agreed between Glencore and the Company or, if Glencore and the Company cannot so agree, by a valuations partner at the Vancouver office of KPMG LLP chosen by the managing partner of such office. The costs of any such accounting exercise/valuation shall be shared equally between the Company and Glencore.

"Non-Cash Transaction" means a transaction whereby the Company issues Equity Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company.

"NorthMet Deposit" means the polymetallic copper-nickel-cobalt-platinum group element deposit situated on a mineral lease of approximately 4,200 acres located in St. Louis County in northeastern Minnesota, U.S.A., at approximately latitude 47° 36' north, longitude 91° 58' west, about 70 miles north of the City of Duluth and 6.5 miles south of the town of Babbitt, together with all related property and assets.

"NorthMet Project" means the mining project comprised of the NorthMet Deposit and the Erie Plant.

"Other Committee" has the meaning assigned thereto in the Joint Venture Agreement.

"Outstanding Equity Securities" means the number of the Company Shares issued and outstanding at a particular time on a fully diluted basis.

"Parties" means Glencore and the Company and "Party" means any one of them.

"person" means an individual, corporation, partnership, unlimited limited liability company, association, trust or other entity, body corporate or organization, including any Governmental Authority.

"PolyMet Entities" means, collectively, the Company and its Material Entities.

"PolyMet Material Subsidiary" means Poly Met Mining, Inc.

"Replacement Glencore Board of Managers Candidate" has the meaning assigned thereto in Section 3.01(3).

"Replacement Glencore Board of Managers Candidate Review Period" has the meaning assigned thereto in Section 3.01(3).

"Replacement Glencore Other Committee Candidate" has the meaning assigned thereto in Section 3.02(5).

"Replacement Glencore Other Committee Candidate Review Period" has the meaning assigned thereto in Section 3.02(5).

"Replacement Independent Board of Managers Candidate" has the meaning assigned thereto in Section 3.01(5).

"Replacement Independent Other Committee Candidate" has the meaning assigned thereto in Section 3.02(7).

"Representatives" means, with respect to a person, such person's officers, directors, employees, agents, professional advisors, counsel and other representatives.

"Rights Offering" has the meaning assigned thereto in Section 5.03(2)(b).

"Securities Act" means the Securities Act of 1933.

"Securities Commissions" means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

"Securities Laws" means, collectively, the Securities Act and Canadian Securities Laws.

"Securities Regulatory Authorities" means, collectively, the SEC and the Securities Commissions.

"Shareholders" means the shareholders of the Company.

"SOFR" means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"Short Term Debt Financing" has the meaning assigned thereto in Section 5.03(2)(a).

"Short Term Debt Financing Exercise Notice" has the meaning assigned thereto in Section 5.03(2)(a)(i).

"Short Term Debt Financing Interest Rate" has the meaning assigned thereto in Section 5.03(2)(a)(ii)(A).

"Short Term Debt Repayment Date" has the meaning assigned thereto in Section 5.03(2)(a)(ii)(B).

"Stand-by Commitment" has the meaning assigned thereto in Section 5.03(2)(b)(i).

"Strategic Initiative" means any plan, intention, discussion, program or process to: (i) acquire, directly or indirectly, any assets, securities, properties, interests or businesses of any person, which acquisition would reasonably be expected to be material to the Company and its Material Entities taken as a whole; (ii) materially expand operations at any of the Company's properties (including for the avoidance of doubt the Combined Project); (iii) suspend or terminate operations at any of the Material Properties; or (iv) any other strategic business alternative which, individually or in the aggregate, would reasonably be expected to be material to the Company and its Material Entities taken as a whole.

"Subsidiary" means, with respect to any person, an entity which is Controlled by such person.

"Term SOFR" means the greater of: (i) the Term SOFR Reference Rate for a tenor comparable to the applicable interest period on the day (such day, the "Periodic Term SOFR Determination Day") that is two U.S. Government Securities Business Days prior to the first  day of such interest period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a benchmark replacement date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and (ii) the Floor.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Glencore in its reasonable discretion).

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.

"Third Party Beneficiaries" has the meaning assigned thereto in Section 10.11.

"Third Party Proceeding" has the meaning assigned thereto in Section 9.03.

"Top-Up Day" has the meaning assigned thereto in Section 6.04(1).

"Top-Up Right" has the meaning assigned thereto in Section 6.04(1).

"Two Projects" has the meaning assigned thereto in the Joint Venture Agreement.

"U.S. Government Securities Business Day" means any day except for: (i) a Saturday; (ii) a Sunday; or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

1.02 Interpretation

(1) The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section, Schedule or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

(2) In this Agreement, words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term "including" means "including without limitation" and the term "third party" means any person other than Glencore and the Company. References to "writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(3) In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.03 Rules of Construction

The Parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

1.04 Calculation of Glencore Percentage

For the purposes of this Agreement, when calculating the Glencore Percentage:

(1) the Glencore Percentage at any given time shall be calculated by using the number of the Company Shares (assuming exercise, exchange or conversion of all Equity Securities) owned beneficially by Glencore and its Affiliates, collectively, and dividing such number by the number of outstanding Company Shares; and

(2) in the event that the Company issues Equity Securities in a Non-Cash Transaction, during the period between the closing of any such Non-Cash Transaction and the closing of the next Equity Financing, the Glencore Percentage for the purposes of this Agreement shall be deemed to be the Glencore Percentage immediately prior to the closing of the Non-Cash Transaction.

1.05 Control

(1) For the purposes of this Agreement:

(a) a person Controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(b) a person Controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that person and the person is able to direct the business and affairs of the entity; and

(c) the general partner of a limited partnership Controls the limited partnership.

(2) A person who Controls an entity is deemed to Control any entity that is Controlled, or deemed to be Controlled, by the entity.

(3) A person is deemed to Control, within the meaning of Section 1.05(1)(a) or 1.05(1)(b), an entity if the aggregate of:

(a) any securities of the entity that are beneficially owned by that person; and

(b) any securities of the entity that are beneficially owned by any entity Controlled by that person,

is such that, if that person and all of the entities referred to in Section 1.05(3)(b) that beneficially own securities of the entity were one person, that person would Control the entity.

ARTICLE 2 - GOVERNANCE

2.01 Right to Nominate Directors

Any director nominated by Glencore under the Amended and Restated Corporate Governance Agreement shall be a "Glencore Nominee" for the purposes of this Agreement.

2.02 Consultation Regarding Material Matters

(1) If: (x) the Company proposes to directly or indirectly enter into negotiations (or otherwise take any material steps in connection with or in furtherance of); or (y) the Company receives an unsolicited proposal or expression of interest from a third party, with respect to any Material Commitment, Material Transaction, or Strategic Initiative, the Company shall: (a) promptly (and in any event within two Business Days) notify Glencore of such proposed action or such proposal or expression of interest; and (b) in good faith and acting reasonably, consult with Glencore on the nature and terms of any proposed material step in connection with any applicable Material Commitment, Material Transaction, or Strategic Initiative prior to taking any such material steps (for the avoidance of doubt, such consultations shall include consultations  in connection with the nature and terms of any such Material Commitment, Material Transaction, or Strategic Initiative).

(2) The Company shall keep Glencore reasonably apprised of any of the material steps taken (or other developments) in connection with: (x) any such Material Commitment, Material Transaction, or Strategic Initiative; or (y) responding to any such proposal or expression of interest.

(3) Without limiting the generality of Section 2.02(2), the Company shall promptly (and in any event within two Business Days) provide Glencore with such information as Glencore may reasonably request with respect to: (x) such Material Commitment, Material Transaction, or Strategic Initiative; or (y) response to any such proposal or expression of interest.

ARTICLE 3 - JOINT VENTURE MATTERS

3.01 Board of Managers Matters

(1) On or prior to the date of this Agreement, the Company shall take or shall have taken all necessary or desirable action to appoint Jonathan Cherry (the "Independent Board of Managers Candidate") and Matthew Rowlinson and Donald Brown (Matthew Rowlinson and Donald Brown, collectively, the "Glencore Board of Managers Candidates" and each a "Glencore Board of Managers Candidate") to the Board of Managers.

(2) Should any Glencore Board of Managers Candidate (a "Departing Glencore Board of Managers Candidate"):

(a) resign from the Board of Managers; or

(b) (x) be rendered unable to (or refuse to) be appointed to; or (y) for any other reason fail to serve (or is not serving), on the Board of Managers (the facts, circumstances and events described in Section 3.01(2) a "Glencore Board of Managers Candidate Departure"),

Glencore shall be entitled to recommend the replacement for such Departing Glencore Board of Managers Candidate in accordance with the procedures set out in Section 3.01(3)

(3) (x) Within 10 Business Days following the date that Glencore becomes aware of a Glencore Board of Managers Candidate Departure, Glencore shall provide a written list (a  "Glencore Board of Managers Candidate List") of 3 individuals identified by Glencore in good faith to replace the Departing Glencore Board of Managers Candidate; and (y) within 5 Business Days (the "Replacement Glencore Board of Managers Candidate Review Period") following the date that the Company receives a Glencore Board of Managers Candidate List, the Board shall select one of the individuals (the "Replacement Glencore Board of Managers Candidate") to replace the Departing Glencore Board of Managers Candidate both on the Board of Managers and any other applicable committee of the Joint Venture. For the avoidance of doubt, if the Board does not duly select a Glencore Board of Managers Candidate within the Replacement Glencore Board of Managers Candidate Review Period, Glencore shall be entitled to select one of the Replacement Glencore Board of Managers Candidates to replace the Departing Glencore Board of Managers Candidate. For the further avoidance of doubt, any such Replacement Glencore Board of Managers Candidate who becomes a Board of Managers member (and if applicable any Other Committee) in replacement of any Glencore Board of Managers Candidate shall be deemed to be a Glencore Board of Managers Candidate (and if applicable a Glencore Other Committee Candidate) for all purposes under this Agreement.

(4) Should any Independent Board of Managers Candidate (a "Departing Independent Board of Managers Candidate"):

(a) resign from the Board of Managers; or

(b) (x) be rendered unable to (or refuse to) be appointed to; or (y) for any other reason fail to serve (or is not serving), on the Board of Managers (the facts, circumstances and events described in Section 3.01(4) an "Independent Board of Managers Candidate Departure"), for the avoidance of doubt subject to Section 3.01(6), the Independent Directors shall be entitled to name the replacement for such Departing Independent Board of Managers Candidate in accordance with the procedures set out in Section 3.01(5).

(5) Within 10 Business Days following the date that the Company becomes aware of an Independent Board of Managers Candidate Departure, the Independent Directors shall provide written notice to Glencore of the individual the "Replacement Independent Board of Managers Candidate") identified by the Independent Directors in good faith to replace the Departing Independent Board of Managers Candidate. For the avoidance of doubt, any such Replacement Independent Board of Managers Candidate who becomes a Board of Managers member (and if applicable any Other Committee) in replacement of any Independent Board of Managers Candidate shall be deemed to be an Independent Board of Managers Candidate (and if applicable an Independent Other Committee Candidate) for all purposes under this Agreement.

(6) The Parties agree that the number of Glencore Board of Managers Candidates shall at all times constitute a majority of the members that the Company is entitled to appoint to the Board of Managers. Accordingly:

(a) the Parties agree to take all actions necessary or desirable to give effect to such agreement; and

(b) without limiting the generality of Section 3.01(6)(a), if the number of members that the Company is entitled to appoint to the Board of Managers is reduced to 2 each such member shall be a Glencore Board of Managers Candidate.

(7) The Company shall cause any: (a) Glencore Board of Managers Candidates; and (b) Independent Board of Managers Candidates, to be appointed (or designated) to be nominated, approved and to serve on the Board of Managers, provided: (i) that such individual consents in writing to so serve; and (ii) such individual is not disqualified from so serving under Applicable Laws.

3.02 Other Committees of the Joint Venture Matters

(1) On or prior to the date of this Agreement, the Company shall take or shall have taken all necessary or desirable action to appoint Jonathan Cherry (the "Independent Other Committee Candidate") and Matthew Rowlinson and Donald Brown (Matthew Rowlinson and Donald Brown, collectively, the "Glencore Other Committee Candidates" and each a "Glencore Other Committee Candidate") to the Other Committees as set out on Schedule A.

(2) For the avoidance of doubt, an individual may act both as: (x) a Glencore Board of Managers Candidate; and (y) a Glencore Other Committee Candidate. For any individual who is both a Departing Glencore Management Candidate and a Departing Glencore Other Committee Candidate, Glencore shall be entitled to recommend the replacement for such individual in all such capacities in accordance with the procedures set out in Section 3.01(3).

(3) For the further avoidance of doubt, an individual may act both as: (x) an Independent Board of Managers Candidate; and (y) an Independent Other Committee Candidate. For any individual who is both a Departing Independent Management Candidate and a Departing Independent Other Committee Candidate, the Independent Directors shall be entitled to recommend the replacement for such individual in all such capacities in accordance with the procedures set out in Section 3.01(5).

(4) Should any Glencore Other Committee Candidate (a "Departing Glencore Other Committee Candidate"):

(a) resign from an Other Committee; or

(b) (x) be rendered unable to (or refuse to) be appointed to; or (y) for any other reason fail to serve (or is not serving), on an Other Committee (the facts, circumstances and events described in Section 3.02(4) a "Glencore Other Committee Candidate Departure"),

Glencore shall be entitled to recommend the replacement for such Departing Glencore Other Committee Candidate in accordance with the procedures set out in Section 3.02(5) or Section 3.01(3) (as applicable).

(5) (x) Within 10 Business Days following the date that Glencore becomes aware of a Glencore Other Committee Candidate Departure, Glencore shall provide a written list (a  "Glencore Other Committee Candidate List") of 3 individuals identified by Glencore in good faith to replace the Departing Glencore Other Committee Candidate; and (y) within 5 Business Days (the "Replacement Glencore Other Committee Candidate Review Period") following the date that the Company receives a Glencore Other Committee Candidate List, the Board shall select one of the individuals (the "Replacement Glencore Other Committee Candidate") to replace the Departing Glencore Other Committee Candidate. For the avoidance of doubt, if the Board does not duly select a Glencore Other Committee Candidate within the Replacement Glencore Other Committee Candidate Review Period, Glencore shall be entitled to select one of the Replacement Glencore Other Committee Candidates to replace the Departing Glencore Other Committee Candidate. For the further avoidance of doubt, any such Replacement Glencore Other Committee Candidate who becomes an Other Committee member in replacement of any Glencore Other Committee Candidate shall be deemed to be a Glencore Other Committee Candidate for all purposes under this Agreement.

(6) Should any Independent Other Committee Candidate (a "Departing Independent Other Committee Candidate"):

(a) resign from an Other Committee; or

(b) (x) be rendered unable to (or refuse to) be appointed to; or (y) for any other reason fail to serve (or is not serving), on an Other Committee (the facts, circumstances and events described in Section 3.02(6) an "Independent Other Committee Candidate Departure"),

for the avoidance of doubt subject to Section 3.02(8), the Board (or the Independent Directors as applicable) shall be entitled to name the replacement for such Departing Independent Board of Managers Candidate in accordance with the procedures set out in Section 3.02(7) or Section 3.01(5) (as applicable).

(7) Within 10 Business Days following the date that the Company becomes aware of an Independent Other Committee Candidate Departure, the Board shall provide written notice to Glencore of the individual the "Replacement Independent Other Committee Candidate") identified by the Board in good faith to replace the Departing Independent Other Committee Candidate to replace the Departing Independent Other Committee Candidate. For the avoidance of doubt, any such Replacement Independent Other Committee Candidate who becomes a member of an Other Committee member in replacement of any Independent Other Committee Candidate shall be deemed to be an Independent Other Committee Candidate for all purposes under this Agreement.

(8) The Parties agree that the number of Glencore Other Committee Candidates shall at all times constitute a majority of the members that the Company is entitled to appoint to each Other Committee. Accordingly:

(a) the Parties agree to take all actions necessary or desirable to give effect to such agreement; and

(b) without limiting the generality of Section 3.02(8)(a), if the number of members that the Company is entitled to appoint to any Other Committee is reduced to 2 each such member shall be a Glencore Other Committee Candidate.

(9) The Company shall cause any: (a) Glencore Other Committee Candidates; and (b) Independent Other Committee Candidates, to be appointed (or designated) to be nominated, approved and to serve on the applicable Other Committee, provided: (i) that such individual consents in writing to so serve; and (ii) such individual is not disqualified from so serving under Applicable Laws.

3.03 Exercise of Rights Under the Joint Venture Agreement

(1) The Company agrees to exercise its rights under the Joint Venture Agreement in such a manner that does not conflict with the provisions of this Agreement or is not for the purpose or with the effect of denying or reducing the rights of Glencore under this Agreement.

(2) Without limiting the generality of Section 3.03(1), the Company shall not amend, waive, rescind, or vary in any way any provision of the Joint Venture Agreement without the prior written consent of Glencore.

(3) Without limiting the generality of Section 3.03(1), the Company shall not exercise any material rights under the Joint Venture Agreement unless the Company has first consulted Glencore in good faith prior to exercising such rights. In connection with such consultations the Company shall:

(a) make available to Glencore all such information as Glencore may reasonably request; and

(b) give Glencore a reasonable opportunity to make representations in relation to any proposed exercise of such rights.

3.04 Enforcement of Rights under the Joint Venture Agreement

(1) The Company shall take commercially reasonable steps to enforce its rights and remedies under Joint Venture Agreement.

(2) Without limiting the generality of Section 3.04(1), the Company shall:

(a) promptly (and in any event within two Business Days) after the earlier of the date: (x) any dispute, controversy, claim or breach based upon, arising out of or relating in any way to the Joint Venture Agreement including any dispute, controversy, claim or breach concerning the construction, validity, interpretation, enforceability or breach of the Joint Venture Agreement arising out of or in connection with the Joint Venture Agreement occurs; or (y) such a dispute, controversy, claim or breach is reasonably likely to occur, deliver to a Glencore a written notice setting out in reasonable detail the nature, facts and circumstances of such dispute, controversy, claim or breach;

(b) provide Glencore with timely updates (and in any event promptly (and in any event within two Business Days of a written request for such an update from Glencore)) setting out in reasonable detail of the status of any such dispute, controversy, claim or breach and the final decision and award of the court or arbitrator with respect to such dispute, controversy, claim or breach;

(c) provide Glencore and its counsel the right to: (x) participate in; or (y) otherwise be materially involved in, such dispute, controversy, claim or breach; and

(d) the Company shall not enter into any settlement or compromise of any such dispute, controversy, claim or breach without Glencore's prior written consent.

(3) Without limiting the generality of Section 3.04(1) and Section 3.04(2), the Company shall:

(a) promptly (and in any event within two Business Days) after the earlier of the date the Company becomes aware: (x) of any Event of Default or Material Compliance Breach; or (y) that an Event of Default or Material Compliance Breach is reasonably likely to occur, deliver to a Glencore a written notice setting out in reasonable detail the nature, facts and circumstances of such Event of Default or Material Compliance Breach;

(b) provide Glencore with timely updates (and in any event promptly (and in any event within two Business Days of a written request for such an update from Glencore)) setting out in reasonable detail the status of any such Event of Default or Material Compliance Breach;

(c) provide Glencore and its counsel the right to: (x) participate in; or (y) otherwise be materially involved in, any dispute, controversy, claim related to such Event of Default or Material Compliance Breach; and

(d) the Company shall not enter into any settlement or compromise with respect to such Event of Default or Material Compliance Breach without Glencore's prior written consent.

(4) Without limiting the generality of Section 3.04(1),

(a) the Company shall take commercially reasonable steps to exercise its rights under Section 9.1 of the Joint Venture Agreement promptly (and in any event within five Business Days) after the date that Glencore delivers a written request that the Company take commercially reasonable steps to exercise any such right including the right to: (x) request an audit under Section 9.1(a) of the Joint Venture Agreement; and (y) conduct an independent audit under Section 9.1(b) of the Joint Venture Agreement.

(b) In connection with any request delivered under Section 3.04(1) the Company shall:

(i) provide Glencore with timely updates (and in any event promptly (and in any event within two Business Days of a written request for such an update from Glencore)) setting out in reasonable detail of the status of: (x) any steps taken by the Company at any such request of Glencore; and (y) any material responses to any such steps;

(ii) provide Glencore and its counsel the right to: (x) participate in; or (y) otherwise be materially involved in, any steps taken by the Company at any such request of Glencore; and

(iii) the Company shall not resolve (or seek to resolve) any material dispute or material controversy in connection with any steps taken by the Company at any such request of Glencore, without Glencore's prior written consent.

(c) Glencore shall indemnify the Company for any reasonable documented out-of-pocket expenses incurred by the Company in connection any request delivered under Section 3.04(1) promptly following the Company delivering Glencore written documentation evidencing any such out-of-pocket expenses.

ARTICLE 4 - REPRESENTATION ON OTHER MATERIAL ENTITY BOARDS

4.01 Representation on Other Material Entity Boards

(1) The Parties acknowledge and agree that as of the date of this Agreement there are:

(a) no Material Entity Boards other than the Board of Managers; and

(b) no Material Entities other than the Joint Venture.

(2) Without limiting Glencore's rights under Article 3, the Parties agree that the provisions of Article 3 shall apply mutatis mutandis to:

(a) any Material Entity Board other than the Board of Managers; and

(b) any committee of a Material Entity other than the Other Committees.

4.02 Representation on Board Committees

Subject to applicable Securities Laws, each committee of the Board or the Company other than the audit committee (including any compensation, health, safety, environment, and communities, nominating and corporate governance, and technical steering committees). shall have at least one member who is a Glencore Nominee.  If any committee or committees of the Company are formed that are not comprised solely of directors of the Company, such committee shall have least one member who is a Glencore Nominee or a person designated by the Glencore Nominees.

ARTICLE 5 - FINANCING MATTERS

5.01 Glencore Consultation Right Regarding Financing Matters

Without limiting the generality of Section 2.02, if the Company:

(1) proposes to directly or indirectly enter into negotiations with respect to (or otherwise take any material steps in connection with or in furtherance of) any equity, debt or other financing transaction (including, for greater certainty, a streaming or royalty transaction) of any nature, the Company shall deliver a notice in writing to Glencore of such intention at least five Business Days prior to the Company taking such material steps; or

(2) receives an unsolicited proposal or expression of interest from a third party with respect to such a financing transaction, the Company shall provide Glencore with prompt written notice (and in any event, within two Business Days of receipt thereof) of such unsolicited proposal or expression of interest, as the case may be, the Company shall, in good faith and acting reasonably, consult with Glencore on the amount, nature and terms of any such financing.

(3) The Company shall keep Glencore reasonably apprised of any of the material steps taken (or other developments) in connection with any such financing.

(4) Without limiting the generality of Section 5.01(3), the Company shall promptly (and in any event within two Business Days) provide Glencore with such available information as Glencore may reasonably request with respect to any such financing.

5.02 Monthly and Other Reports

(1) The Company shall deliver to Glencore on the first Business Day of each month a report (a "Monthly Report") in writing setting out in reasonable detail:

(a) the Company's anticipated expenditures for: (x) such month; and (y) the upcoming 12 months;

(b) without limiting Section 5.02(1)(a), the Company's anticipated share of Cash Calls (as defined in the Joint Venture Agreement) for: (x) such month; and (y) the upcoming 12 months; and

(c) without limiting Section 5.02(1)(a) or Section 5.02(1)(b), any event, occurrence or condition (or series of related events, occurrences or conditions) which (individually or in the aggregate) that: (x) could require the Company to make (or determine whether or not to make) an expenditure with respect to the Joint Venture; (y) or could reasonably be expected to require the Company to make (or determine whether or not to make) an expenditure with respect to the Joint Venture;

(d) the Company's funding requirements (the "Company's Funding Requirements") with respect to the matters described in Section 5.02(1)(a), Section 5.02(1)(b)  and Section 5.02(1)(c), and the funds available (the "Company's Available Funds")  to the Company to satisfy such requirements or potential expenditures; and

(e) the amount of any shortfall (a "Funding Shortfall") between the Company's Funding Requirements and the Company's Available Funds.

(2) In addition to the Company's obligations to deliver Monthly Reports set out in Section 5.02(1), the Company shall deliver a notice (a "Funding Shortfall Notice")  to Glencore in writing as soon as possible following (but any event within 2 Business Days following) the date (the "Funding Shortfall Determination Date") that the Company determines: (x) that a Funding Shortfall exists; or (y) a Funding Shortfall is reasonably expected to exist, setting out in reasonable detail the facts and circumstances of such Funding Shortfall or reasonably expected Funding Shortfall (as applicable).

5.03 Funding Shortfalls

(1) The Company shall, in good faith and acting reasonably, promptly following (and in any event within 2 Business Days of): (x) the date of a Monthly Report indicating a Funding Shortfall; or (y) a Funding Shortfall Determination Date) deliver a written notice (a "Funding Shortfall Consultation Notice") to and consult with Glencore on the amount, nature and terms (including the exercise price) of any Short Term Debt Financing or Rights Offering. For the avoidance of doubt, the Company may propose alternatives to a Short Term Debt Financing or Rights Offering for Glencore to consider during the course of any such consultations.

(2) If a Funding Shortfall exists or a Funding Shortfall is reasonably expected to exist:

(a) as set out in Section 5.03(2)(a)(i), Section 5.03(2)(a)(ii) and Section 5.03(2)(a)(iii), Glencore shall have the right to provide the Company with short term debt financing ("Short Term Debt Financing") so that the Company may satisfy any Funding Shortfall or reasonably expected Funding Shortfall:

(i) Glencore may exercise Glencore's right to provide Short Term Debt Financing by providing the Company with a notice (a "Short Term Debt Financing Exercise Notice") within 60 Business Days of Glencore's receipt of a Funding Shortfall Consultation Notice;

(ii) such Short Term Debt Financing Exercise Notice shall set out the amount, nature and terms of any Short Term Debt Financing including, for the avoidance of doubt:

(A) the rate per annum on the Short Term Debt Financing which shall be equal to the sum of: (x) Adjusted Term SOFR; and (y) 5% (the "Short Term Debt Financing Interest Rate");

(B) if such Short Term Debt Financing (including any accrued and unpaid interest thereon) is not repaid within  9 months of such Short Term Debt Financing being made available to the Company (or such later date as determined by Glencore) (the "Short Term Debt Repayment Date"), then Glencore shall be entitled to receive additional interest on such Short Term Debt Financing (including any accrued and unpaid interest thereon) at a rate per annum equal to the Short Term Debt Financing Interest Rate plus 3%, compounding by: (x) a further additional 1.5% for each 180-day period (the end date of any such period, a "Compounding Date") after the Short Term Debt Repayment Date the Short Term Debt Financing remains unpaid; plus (y) a further additional amount equal to 1.5% multiplied by a fraction equal to the number of days elapsed between (I)(A) the date that the Short Term Debt Financing is repaid in full in cash; and (B) the most recent Compounding Date; divided by (II) 180;

(C) an undertaking from the Company (on terms satisfactory to Glencore) that the Company shall use the proceeds of any Short Term Debt Financing solely to satisfy the applicable Funding Shortfall; and

(D) such Short Term Debt Financing (including, for the avoidance of doubt, any accrued and unpaid interest thereon) must be repaid within 6 months of such Short Term Debt Financing being made available to the Company (or such later date as determined by Glencore); and

(iii) provided that:

(A) the amount made available under the Short Term Debt Financing Exercise Notice will generate an amount of proceeds in the aggregate which will be not less than the amount sufficient to fund: (x) the Funding Shortfall; or (y) the reasonably expected Funding Shortfall (as applicable);

(B) the expenditure causing (or reasonably expected to cause) the applicable Funding Shortfall has: (x) been duly authorized by the applicable decision maker within the Company; or (y) is reasonably expected to be duly authorized by the applicable decision maker within the Company;

(C) the nature and terms of the Short Term Debt Financing are otherwise customary;

(D) if a benchmark transition event occurs during such Short Term Debt Financing with respect to Term SOFR or the then-current benchmark: (x) Glencore will have the right to make conforming changes from time to time and any amendments implementing such conforming changes will become effective without any further action or consent from the Company; and (y) Glencore will promptly notify the Company of the implementation of any benchmark replacement and the effectiveness of any conforming changes in connection with the use, administration, adoption or implementation of a benchmark replacement;

(E) for the purposes of the Interest Act (Canada), whenever interest to be paid under the Short Term Debt Financing is to be calculated on the basis of a year of 360 days, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by a fraction of which the numerator is the actual number of days in the calendar year in which the same is to be ascertained and the denominator is 360; and

(F) such Short Term Debt Financing is not convertible into Equity Securities,

the Company:

(G) acknowledges that the terms set out in Section 5.03(2)(a)(ii)(A) are customary. The Company further acknowledges such terms are commercially reasonable and are an integral part of the transactions contemplated by this Agreement that without such terms, Glencore would not have entered into this Agreement;

(H) shall be deemed to have automatically accepted: (x) such Short Term Debt Financing; and (y) all the terms and conditions set out in the Short Term Debt Financing Notice (which terms, for the avoidance of doubt, shall bind the Company); and

(I) shall co-operate and take all actions and execute all documents reasonably necessary or appropriate to give effect to such Short Term Debt Financing; and

(b) subject to Section 5.03(2)(b)(i), the Company agrees to conduct and complete, a rights offering (a "Rights Offering") of Company Shares sufficient to generate an amount of proceeds in the aggregate which will be not less than the amount sufficient to fund: (x) the Funding Shortfall; (y) the reasonably expected Funding Shortfall; and/or (z) any Short Term Debt Financing (as applicable);

(i) Glencore shall have the right to provide a stand-by commitment ("Stand-by Commitment") on customary terms with respect to any Rights Offering. For the avoidance of doubt, the Company shall not proceed with a Rights Offering unless Glencore either: (x) provides a Stand-by Commitment for the applicable Rights Offering; or (y) waives Glencore's right to provide a Stand-by Commitment prior to the commencement of the applicable Rights Offering; and

(ii) the subscription price per security for any Rights Offering that has a closing date that is within 730 days after the date of this Agreement shall be set at the lesser of the minimum discount from the trading price of the Common Shares required under: (x) Applicable Securities Laws; and (y) the applicable rules and policies of the Exchange.

ARTICLE 6 - MATTERS WITH RESPECT TO COMPANY SHARES

6.01 Glencore Equity Rights

Glencore shall have the right (the "Glencore Equity Right") to maintain the Glencore Percentage in the issued and outstanding Company Shares in the event that the Company issues any Equity Securities pursuant to (i) an Equity Financing or (ii) a Non-Cash Transaction.

6.02 Equity Financing

In the event that the Company proposes to issue Equity Securities in connection with an Equity Financing:

(1) the Company shall deliver a notice to Glencore in writing as soon as possible prior to the public announcement of the Equity Financing, but in any event at least ten Business Days prior to the proposed closing date of the Equity Financing (the "Equity Financing Notice") specifying: (i) the total number of Outstanding Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (iv) the consideration for which the Equity Securities are proposed to be offered for sale, provided that in the event such consideration is not determinable as of the date of the Equity Financing Notice, such information may be omitted from the Equity Financing Notice, but, shall, in any event, be communicated to Glencore in writing no later than five Business Days prior to the proposed closing date of the Equity Financing; and (v) the proposed closing date of the Equity Financing; and

(2) Glencore shall have the right to subscribe for and purchase that number of Equity Securities that the Company proposes to offer for sale as described in the Equity Financing Notice such that Glencore and its Affiliates collectively may maintain the Glencore Percentage immediately prior to the first public announcement of the proposed Equity Financing for the consideration and on the same terms and conditions as offered to the other potential purchasers all as set forth in the Equity Financing Notice. If Glencore elects to subscribe for such Equity Securities, Glencore shall provide written notice to the Company by the close of business on the fifth Business Day following the day upon which the Equity Financing Notice is received by Glencore; provided that if the Company is proposing to undertake a Bought Deal in respect of such Equity Securities, the Company shall give such notice to Glencore, including anticipated pricing, as early as practicable in the circumstances in light of the speed and urgency under which Bought Deals are conducted (but not less than three Business Days prior to the launch or public announcement of such Bought Deal) and Glencore shall have two Business Days from the date the Company advises it of such proposed Bought Deal to notify the Company in writing of the number of Equity Securities that Glencore elects to subscribe for and purchase.

6.03 Non-Cash Transactions

In the event that the Company proposes to issue Equity Securities in connection with a Non-Cash Transaction:

(1) the Company shall deliver a notice to Glencore in writing as soon as possible prior to the public announcement of the Non-Cash Transaction, but in any event at least ten Business Days prior to the proposed closing date of the Non-Cash Transaction specifying: (i) the total number of Outstanding Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (iv) the consideration for which the Equity Securities are proposed to be offered for sale in the Non-Cash Transaction; and (v) the proposed closing date of the Non-Cash Transaction; and

(2) for the purposes of the next Equity Financing following the Non-Cash Transaction, but subject to the applicable rules and policies of the Exchanges, Glencore shall be entitled to subscribe for such number of Equity Securities, on terms no less favourable to Glencore than the terms offered to other potential purchasers under such Equity Financing (but at a price that is the lower of: (i) the consideration for which the Equity Securities are proposed to be offered for sale in such Equity Financing; and (ii) the Non-Cash Consideration Value from the applicable Non-Cash Transaction), as shall allow Glencore and its Affiliates collectively to maintain the Glencore Percentage held by them immediately prior to the closing of the Non-Cash Transaction.

6.04 Top-Up Right

Upon the issuance by the Company of Company Shares pursuant to (i) Equity Securities existing as at the date of this Agreement; or (ii) any of the Company's security-based compensation arrangements:

(1) Glencore shall have the right (the "Top-Up Right") to subscribe for additional Company Shares (the "Anti-Dilution Top-Up Shares") with effect from the first Business Day following each public release by the Company of its annual results or its results for its second quarter, as applicable (each, a "Top-Up Day") to maintain Glencore Percentage as at the immediately preceding Top-Up Day (but after taking account of any exercise or non-exercise of the Glencore Equity Rights since such preceding Top-Up Day);

(2) for the purposes of the first Top-Up Day following the Closing Date, the preceding Top-Up Day shall be deemed to be the date of this Agreement and the Glencore Percentage upon such date shall be deemed to be the Glencore Percentage upon the Closing Date;

(3) Glencore shall provide written notice to the Company of its election to acquire the Anti-Dilution Top-Up Shares on or before the date that is five Business Days following the relevant Top-Up Day; and

(4) the Anti-Dilution Top-Up Shares shall be issued at a price equal to the greater of the volume weighted average trading price of the Company Shares for the 5 trading days prior to the date of the written notice and the minimum price permitted by the Exchange.

6.05 Exchange Matters

(1) If Glencore exercises: (x) the Glencore Equity Right; or (y) the Top-Up Right, and the Company is required, under the applicable rules and policies of the Exchange, to seek Shareholder approval for the issuance of: (a) the Equity Securities to Glencore pursuant to Section 6.03; or (b) the Anti-Dilution Top-Up Shares pursuant to Section 6.04, the Company shall use reasonable best efforts to, at its expense, duly call and hold a meeting of its Shareholders to consider (and the Company shall recommend that Shareholders vote, and shall take other actions, in favour of) the issuance of the Equity Securities or Anti-Dilution Top-Up Shares (as applicable) to Glencore, as soon as reasonably practicable and in any event such meeting shall be held within 60 days after the date that the Company is advised that the Company will require such Shareholder approval.

(2) The Company may close any such issuance of Equity Securities prior to obtaining Shareholder approval, provided that if the record date for voting at such Shareholder meeting is a date that is after the closing date of the offering, the Company shall obtain a voting support agreement from each person to which it issues Equity Securities prior to such record date, pursuant to which such persons agrees to vote in favour of the resolution approving the issuance of Equity Securities to Glencore.

(3) If Glencore exercises the Glencore Equity Right and the Company is required, under the applicable rules and policies of the Exchange, to seek or obtain approval of the Exchange or any other person (other than Shareholders) for the issuance of the Equity Securities to Glencore pursuant to Section 6.03, the Company shall use reasonable best efforts to obtain such approvals or authorizations prior to any issuance of Equity Securities such that Glencore is able to fully exercise its rights under Section 6.03 in accordance with the terms set out therein.

(4) If Glencore exercises the Top-Up Right and the Company is required, under the applicable rules and policies of the Exchange, to seek or obtain approval of the Exchange or any other person (other than Shareholders) for the issuance of the Anti-Dilution Top-Up Shares to Glencore pursuant to Section 6.04, the Company shall use reasonable best efforts to obtain such approvals or authorizations.

ARTICLE 7 - OTHER COVENANTS

7.01 Conflicting Agreements

The Company agrees that: (i) it shall not grant any proxy or enter into or agree to be bound by any voting trust or agreement with respect to the Company Shares, except as expressly contemplated or permitted by this Agreement; (ii) it shall not enter into any agreement or arrangement of any kind with any person with respect to any Company Shares in conflict with the provisions of this Agreement or for the purpose or with the effect of denying or reducing the rights of Glencore under this Agreement; and (iii) if any provision of any charter, mandate, constating document or similar document of the Company, Subsidiary, Material Entity or the Board or a committee conflicts with any provision of this Agreement, the provisions of this Agreement will prevail.

7.02 Business Opportunities

To the fullest extent permitted by Applicable Law, neither Glencore nor any of its Affiliates shall have any obligation to refrain from (i) engaging in the same or similar activities or lines of business as the Company or any of its Subsidiaries or Material Entities, (ii) investing or owning any interest publicly or privately in, or developing a business relationship with, any person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of the Subsidiaries or any Material Entities, (iii) doing business with any counterparty of the Company or any of the Subsidiaries or Material Entities or (iv) employing or otherwise engaging a former officer, employee or contractor of the Company or any of the Subsidiaries or Material Entities.

7.03 Indemnification of Glencore Nominees Indemnitees and Others

The Company shall indemnify and hold harmless, each Glencore Nominee, Glencore Board of Managers Candidate, Glencore Other Committee Candidate or such other individual as may be appointed as a director on any Material Entity Board or a member of any other committees of the Company or any Material Entity (collectively, the "Glencore Nominee Indemnitees") (and his or her respective estates and heirs) from and against any and all damage, loss, liability and expense (including reasonable expenses of investigation and reasonable attorneys' fees and expenses) incurred by the Glencore Nominee Indemnitee before, on or after the date of this Agreement (collectively, the "Indemnified Liabilities"), arising out of any actual or threatened action, cause of action, suit, proceeding or claim arising directly or indirectly out of the Glencore Nominee Indemnitee's status as a director of the Company or a Material Entity or a member of any committee of any such board or of the Company; provided that if and to the extent that the foregoing undertaking may be unavailable or unenforceable for any reason, the Company hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under Applicable Law. The rights of the Glencore Nominee Indemnitee to indemnification hereunder shall be in addition to any other rights the Glencore Nominee Indemnitee may have under any other agreement to which the Glencore Nominee Indemnitee is or becomes a party or is or otherwise becomes a beneficiary or under law or regulation or under the constating documents or insurance policies of the Company or any of its Subsidiaries or Material Entities and shall extend to the Glencore Nominee Indemnitee's successors and assigns.

7.04 Director Liability Insurance

Each Glencore Nominee Indemnitee shall be entitled to the benefit of any directors' liability insurance or indemnity to which other directors of the Company or any of its Subsidiaries, or Material Entities as applicable, are entitled. Upon the request of Glencore, the Company shall enter into such indemnity agreements with the Glencore Nominee Indemnitees as requested by Glencore.

7.05 Information Rights

Subject to (x) Applicable Law, and (y) the rights and obligations of the Company, its Subsidiaries or Material Entities (or any of their respective Affiliates) to any third parties, the Company shall provide Glencore with:

(1) reasonable access during normal business hours and upon reasonable advance notice access to senior management and employees of the Company, its Subsidiaries and Material Entities; and

(2) such other information or reports reasonably requested by Glencore and that are reasonably available to, or producible by, the Company, its Subsidiaries or Material Entities in the ordinary course of business.

7.06 Reasonable Access Rights

The Company will use its commercially reasonable efforts to provide and facilitate Representatives of Glencore with reasonable access during normal business hours, at Glencore's sole risk and cost, to the Company's Representatives, all property, assets, books and records, accounting records, and source documents and any other materials or documents of the Company's Affiliates and the business of the Company, including external advisors, as may be reasonably requested by Glencore and provide commercially reasonable co-operation in respect thereto, subject to Applicable Law. Any such access shall not be unduly disruptive to the Business in the ordinary course.

ARTICLE 8 - REPRESENTATIONS AND WARRANTIES

8.01 Company Representations and Warranties

The Company represents and warrants to Glencore (and acknowledges and confirms that Glencore is relying upon such representations and warranties) as set forth in Schedule B.

ARTICLE 9 - INDEMNIFICATION

9.01 Indemnification by the Company

Subject to the provisions of this Article 9, the Company shall indemnify and hold harmless Glencore and its directors, officers and Affiliates (collectively, the "Glencore Indemnitees") from and against all Losses actually incurred by any of them arising out of or resulting from:

(a) any breach of any representation or warranty of the Company in this Agreement for which a notice of claim under Section 9.03 or Section 9.04 has been provided to the Company within the time period specified in Section 9.02; and

(b) any breach of any covenant of the Company in this Agreement for which a notice of claim under Section 9.03 or Section 9.04 has been provided to the Company within the time period specified in Section 9.02.

9.02 Limitations

(1) Notwithstanding any other provision of this Agreement:

(a) any Claim arising out of any breach or inaccuracy of any the Fundamental Company Representations or any breach of any covenant of the Company shall be wholly barred and unenforceable unless a written notice of claim in accordance with Section 9.03 or Section 9.04 is delivered by the Glencore Indemnitee to the Company on or prior to the latest date permitted by applicable law (or in the case of the covenants of the Company, such shorter period expressly specified therein); and

(b) any Claim arising out of any breach or inaccuracy of any of the representations and warranties of the Company contained in this Agreement, other than the Fundamental Company Representations, shall be wholly barred and unenforceable unless a written notice of claim in accordance with Section 9.03 or Section 9.04 is delivered by the Glencore Indemnitee to the Company within 12 months of the date of this Agreement.

(2) Notwithstanding Section 9.02(1), any Claim arising out of any breach or inaccuracy of any representation or warranty in respect of which indemnity may be sought that was caused as a result of fraud may be brought at any time on or prior to the latest date permitted by Applicable Law.

(3) Notwithstanding any other provision of this Agreement: (a) the Company shall not be liable to any Glencore Indemnitee in respect of any breach of any representation or warranty of the Company in this Agreement: (i) for any individual claim (or series of related claims) for Losses unless the amount of Losses in respect of such claim (or series of related claims) exceeds $[Redacted - Commercially sensitive information]; and (ii) unless and until the aggregate amount of all Losses exceeds $[Redacted - Commercially sensitive information] and then only to the extent of such excess; and (b) the Company's maximum liability under Section 9.01 shall not exceed $[Redacted - Commercially sensitive information] in the aggregate; provided that the foregoing limitations shall not apply in the case of fraud by the Company.

(4) Notwithstanding anything to the contrary in this Agreement, the Company shall not be liable under this Agreement in respect of:

(a) any consequential, special, indirect, multiple-of-profit or punitive damages or Losses in connection with a Direct Claim;

(b) any Loss which is contingent unless and until such contingent Loss becomes an actual Loss that is due and payable;

(c) any Loss to the extent that such Loss arises as a result of a failure by Glencore to comply with any of its obligations under this Agreement;

(d) any changes in Applicable Law or changes in generally accepted interpretation or application of Applicable Law; or

(e) any changes in Applicable Accounting Standards or generally accepted interpretation or application of Applicable Accounting Standards.

9.03 Third Party Indemnification

Promptly after the assertion by any third party of any proceeding against any Glencore Indemnitee that results or may result in the incurrence by such Glencore Indemnitee of any Loss for which such Glencore Indemnitee would be entitled to indemnification pursuant to this Agreement (a "Third Party Proceeding"), such Glencore Indemnitee shall promptly notify the Company of such Third Party Proceeding. Such notice shall also specify with reasonable detail the factual basis for the Third Party Proceeding and the amount claimed by the third party. The failure to promptly provide such notice shall not relieve the Company of any obligation to indemnify the Glencore Indemnitee, except to the extent such failure prejudices the Company. Thereupon, the Company shall have the right, upon written notice (the "Defence Notice") to the Glencore Indemnitee within 45 days after receipt by the Company of notice of the Third Party Proceeding to conduct, at its own expense, the defence of the Third Party Proceeding in its own name or, if necessary, in the name of the Glencore Indemnitee. Any Glencore Indemnitee shall have the right to employ separate counsel in any Third Party Proceeding to reasonably participate in (but not control) the defence thereof, but the fees and expenses of such counsel shall not be included as part of any Losses incurred by the Glencore Indemnitee unless: (i) the Company failed to give the Defence Notice; or (ii) the employment of such counsel at the expense of the Company has been specifically authorized in writing by the Company. The party conducting the defence of any Third Party Proceeding shall keep the other party reasonably apprised of all significant developments and shall not enter into any settlement, compromise or consent to judgment with respect to such Third Party Proceeding unless: (a) the Company and the Glencore Indemnitee consent, which consent shall not be unreasonably withheld, delayed or conditioned; or (b) the settlement: (I) releases the Glencore Indemnitee and its Affiliates (in the case of a defence conducted by the Company) or the Company and its Affiliates (in the case of a defence conducted by the Glencore Indemnitee) from all liabilities and obligations with respect to such Third Party Proceeding; (II) contains no admission on the part of Glencore Indemnitee and its Affiliates (in the case of a defence conducted by the Company) or the Company and its Affiliates (in the case of a defence conducted by the Glencore Indemnitee) that it violated any law or infringed the rights of any person; and (III) provides as the claimant's or plaintiff`s sole relief monetary damages (that are paid in full by the Company). Each Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Proceeding and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

9.04 Direct Claim Procedure

In the event a Glencore Indemnitee has a claim (a "Direct Claim") for indemnity under this Article 9 that does not involve a Third Party Proceeding, the Glencore Indemnitee agrees to give prompt notice in writing of such claim to the Company. Such notice shall set forth in reasonable detail such claim and the basis for indemnification. The failure to so notify the Company shall not relieve the Company of its obligations hereunder, except to the extent such failure prejudices the Company. If the Company agrees with such claim the Company will notify the Glencore Indemnitee within 45 days following the receipt of a notice with respect to any such claim and such Losses shall be conclusively deemed a liability of the Company and the Company shall promptly pay to the Glencore Indemnitee any and all Losses arising out of such claim. If the Company has disputed its indemnity obligation for any Losses with respect to such claim, the parties shall proceed to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved pursuant to Section 10.13.

9.05 Other Limitations

(1) Each Glencore Indemnitee shall use its reasonable efforts to collect any amounts available under insurance coverage, or recover such amounts from any other person alleged to be responsible, for any Loss that is subject to indemnification under this Article 9. The amount of any Loss that is subject to indemnification under this Article 9 shall be calculated net of the amount of any insurance proceeds received by the Glencore Indemnitee in connection with such Loss or recoveries from any other person (less any reasonable costs and expenses incurred in connection with such recovery). If any such insurance proceeds or recoveries from other persons are received by a Glencore Indemnitee after receiving payment or reimbursement for any Loss by the Company, such Glencore Indemnitee shall promptly cause to be paid to the Company an amount equal to the lesser of such insurance proceeds or recoveries or the amount of such Loss previously paid or reimbursed.

(2) The amount of any Loss that is subject to indemnification under this Article 9 shall be calculated net of any Tax benefit realized by the Glencore Indemnitee arising from the incurrence or payment of such Losses. In computing the amount of any such Tax benefit, the Glencore Indemnitee shall be deemed to utilize, at its marginal tax rate then in effect, all Tax items arising from the incurrence or payment of any indemnified Losses.

(3) Each Glencore Indemnitee shall use its reasonable efforts to mitigate any Loss for which such Glencore Indemnitee seeks indemnification under this Agreement. If such Glencore Indemnitee mitigates its Loss after the Company has paid the Glencore Indemnitee under any indemnification provision of this Agreement in respect of such Loss, the Glencore Indemnitee shall notify the Company and promptly pay to the Company the extent of the actual recovery by such Glencore Indemnitee as a result of such mitigation (less the Glencore Indemnitee's reasonable costs and expenses incurred in connection with such mitigation).

ARTICLE 10 - GENERAL

10.01 Termination

This Agreement shall terminate and be of no further force and effect upon the date that the Glencore Percentage falls below 10% for a continuous period of at least 30 days (other than in cases where the Glencore Percentage falls below such percentage due to the failure of the Company to obtain any required shareholder, Exchange or other approval or authorization for any issuance of Equity Securities to Glencore pursuant to its rights under Article 6, Section 6.02 or Section 6.03 of this Agreement); provided that, notwithstanding anything to the contrary in this Agreement, the provisions of Section 7.01, Section 7.02, Section 7.03, Section 7.04 and this Article 10 shall survive any termination of this Agreement.

10.02 Costs and Expenses

Except as otherwise set forth in this Agreement, the Parties shall pay for their own respective costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement.

10.03 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the Parties.

10.04 Entire Agreement

This Agreement, together with the Combination Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and thereof and cancels and supersedes any prior understandings and agreements among the Parties with respect thereto.

10.05 Amendments and Waivers

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by each of Parties. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.06 Assignment

This Agreement may not be assigned by any Party without the prior written consent of the other Party; provided that Glencore may, without the prior written consent of the Company, assign any of its rights or remedies under this Agreement to any of its Affiliates to which it transfers any of its Company Shares; provided that such Affiliate enters into a written agreement with the Company to be bound by the provisions of this Agreement to the same extent as Glencore is bound.

10.07 Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail or by email or facsimile transmission (so long as receipt of such email or facsimile transmission is requested and received) addressed to the recipient as follows:

to the Company:

PolyMet Mining Corp.
444 Cedar Street, Suite 2060
St. Paul, Minnesota  55101
United States

Attention: Jonathan Cherry, President & CEO
Email: [Redacted - Personal information]

with a copy (which shall not constitute notice) to:

Farris LLP
Suite 2500, 700 West Georgia Street
Vancouver, BC V7Y 1B3
Canada

Attention: Denise Nawata
Fax: [Redacted - Personal information]
Email: [Redacted - Personal information]

to Glencore:

c/o Glencore AG
Baarermattstrasse 3
CH-6340 Baar
Switzerland

Attention: Mohit Rungta and John Burton
Fax: [Redacted - Personal information]
Email: [Redacted - Personal information] and [Redacted - Personal information]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
Suite 2400, 745 Thurlow Street
Vancouver, BC
Canada  V6E 0C5
Attention: Roger Taplin and Adam Taylor
Fax: [Redacted - Personal information]
Email: [Redacted - Personal information] and [Redacted - Personal information]

or such other address as may be designated by written notice given by any Party to the other. All demands, notices or other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day.

10.08 Remedies Cumulative

The rights and remedies of the Parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

10.09 Equitable Remedies

The Parties agree that irreparable damage would occur if any provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to specifically enforce the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties: (i) agrees that it shall not oppose the granting of any such relief; and (ii) hereby irrevocably waives any requirement for the securing or posting of any bond in connection with any such relief.

10.10 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to reflect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

10.11 Third Party Beneficiaries

The provisions of: (x) Section 7.03, Section 7.04, and Section 9.01 are intended for the benefit of all present, former and future Glencore Nominees, Glencore Indemnitees and specified indemnified parties; and (y) Section 7.02 are intended for the benefit of Glencore's Affiliates, as and to the extent applicable with their terms, and shall be enforceable by each of such persons and his executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Glencore shall hold the rights and benefits of Section 7.02, Section 7.03, Section 7.04 and Section 9.01 in trust and on behalf of the Third Party Beneficiaries Glencore accepts such trust and agrees to hold the benefit of and enforce the performance of such covenants on behalf of the Third Party Beneficiaries.

10.12 No Other Third Party Beneficiaries

Except as provided in Section 7.03, Section 7.04 and Section 9.01, this Agreement is solely for the benefit of:

(a) the Company and its successors and permitted assigns, with respect to the obligations of Glencore under this Agreement; and

(b) Glencore and its successors and permitted assigns, with respect to the obligations of the Company under this Agreement,

and this Agreement shall not be deemed to confer upon or give to any other person any claim or other right or remedy.

10.13 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party hereby irrevocably attorns to the exclusive jurisdiction of any British Columbia courts sitting in Vancouver in respect of all matters arising under and in relation to this Agreement and agrees that all claims in respect of any such actions, application, reference or other proceeding shall be heard and determined in such British Columbia courts. Each of the parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action, application or proceeding. Each party consents to any action, application, reference or other proceeding arising out of or related to this Agreement being tried in Vancouver, British Columbia.

10.14 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

10.15 Electronic Execution

Delivery of an executed signature page to this Agreement by any Party by electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Investor Rights and Governance Agreement to be duly executed as of the date first set forth above.

GLENCORE AG

Per:	/s/ Stephan Huber
Name: Stephan Huber
Title: Director

Per:	/s/ Martin Haering
Name: Martin Haering
Title: Director

POLYMET MINING CORP.

Per:	/s/ Jonathan Cherry
Name: Jonathan Cherry
Title: Chief Executive Officer

Per:	/s/ Patrick Keenan
Name: Patrick Keenan
Title: Chief Financial Officer

[Signature Page – Investor Rights and Governance Agreement]

SCHEDULE A - OTHER COMMITTEES OF THE JOINT VENTURE

  Finance and Audit Committee

  Technical Committee

  SERA Committee

  Policy Standards Committee

  Marketing Committee

SCHEDULE B  - COMPANY REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to Glencore (and acknowledges and agrees that Glencore is relying on such representations and warranties) as follows:

Corporate and Capitalization

(1) Each of the PolyMet Entities is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to owns its properties and to carry on its business as now being conducted. Each of the PolyMet Entities is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary.

(2) The Company has full corporate power and authority and has taken all requisite action on its part necessary for (A) the authorization, execution and delivery of this Agreement and (B) authorization of the performance of all of its obligations under this Agreement.

Execution and Binding Obligation

(3) This Agreement has been duly executed and delivered by the Company and constitutes legal, valid and binding obligations of the Company enforceable against it in accordance with its terms, except as such enforceability may be limited by (A) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or (B) equitable principles relating to the availability of specific performance, injunctive relief and other equitable remedies.

No Action for Winding-Up or Bankruptcy

(4) There has been no voluntary or in-voluntary action taken either by or against any PolyMet Entity for such person's winding-up, dissolution, liquidation, bankruptcy, receivership, administration or similar or analogous events in respect of such person or all or any part of its assets or revenues.

Consents

(5) The execution, delivery and performance by the Company of its obligations under this Agreement, require no consent of, action by or in respect of, or filing with, any person (including, for the avoidance of doubt, the Exchange), agency, or official.

No Conflict, Breach, Violation or Default; Compliance with Law

(6) The execution, delivery and performance by the Company of its obligations under this Agreement will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (A) any PolyMet Entity's constating documents (including any certificates of designation) or by-laws, articles or any shareholders agreement relating to it, as in effect on the date hereof, or (B) except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (x) any statute, rule, regulation or order of any Governmental Authority having jurisdiction over any PolyMet Entity or any of their respective properties, or (y) any agreement or instrument to which any PolyMet Entity is a party or by which such PolyMet Entity is bound or to which any of the properties of such PolyMet Entity is subject (including an event that with notice or lapse of time or both would become a default, and including any event that would give to others any rights of termination, amendment, acceleration or cancellation, with or without notice, lapse of time or both). Except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, no PolyMet Entity, is to the Company's Knowledge, (A) in violation of any statute, rule or regulation applicable to such PolyMet Entity or its assets or activities, (B) in violation of any judgment, order or decree applicable to such PolyMet Entity or its assets and, (C) is not in breach or violation of any agreement, note or instrument to which it or its assets are a party or are bound or subject. No PolyMet Entity has received written notice from any person of any claim or investigation that, if adversely determined, would render the preceding sentence untrue or incomplete.

Certificates, Authorities and Permits; Compliance with Laws

(7) Each PolyMet Entity possesses adequate certificates, authorities or permits issued by appropriate Governmental Authorities necessary to conduct the business now operated by it which could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect if not obtained, and has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authority or permit. Each PolyMet Entity is in compliance with all Applicable Law, non-compliance with which could reasonably be expected to have a Material Adverse Effect.

Related Party Matters

(8) Without limiting the generality of Section (5) and Section (6) of Schedule B: (I) no: (x) approval of the Company's Shareholders; or (y) valuation, is required for: (A) the execution and delivery by the Company of this Agreement; or (B) the performance of the Company's obligations under this Agreement; and: (II)(A) the execution and delivery by the Company of this Agreement; and (B) the performance of the Company's obligations under this Agreement, comply with the rules or regulations of the Exchange.

Anti-Corruption Matters

(9) Each PolyMet Entity is conducting its activities, operations and businesses in material compliance with all Anti-Corruption Laws and has instituted and maintains policies and procedures (including recordkeeping policies and procedures) reasonably designed to ensure compliance therewith.